Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:
Yoichi Osuga
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Notice Regarding Dissolution of TDK Sub-subsidiaries
TOKYO JAPAN, October 30, 2008 — TDK Corporation has announced that the Board of Directors today resolved to dissolve three subsidiaries: Achrathon Precision Technology Limited (Headquarters: Thailand), Magnecomp Technology Limited (Headquarters: Hong Kong) and Magnecomp Corporation (Headquarters: U.S.), as detailed below.
1.	Reason for Dissolution

Magnecomp Precision Technology Public Company Limited (Headquarters: Thailand) as subsidiary of TDK designs, manufactures and sells suspension assemblies for HDD magnetic heads. MPT has decided to dissolve three subsidiaries to streamline its organization in a bid to raise management efficiency.

2.	Outline of MPT Subsidiaries to Be Dissolved and Dissolution Schedule

(1) Company	Achrathon Precision Technology Limited	Magnecomp Technology Limited	Magnecomp Corporation
(2) Headquarters	Thailand	Hong Kong	U.S.
(3) Representative	Albert Ong Kim Guan	Albert Ong Kim Guan	Albert Ong Kim Guan
(4) Business activities	Manufacture of Suspension assembly-related tools and jigs	Manufacture of suspension assemblies	Design of suspension assemblies
(5) Established	February 2002	June 1988	January 1984
(6) Capital	20,000,000 baht	HKD 270,315,000	US$431,157
(7) No. of employees	0	0	39
(8) MPT Shareholding	100%	100%	100%
(9) Dissolution schedule	Liquidation scheduled to be completed by the end of December 2009	Liquidation scheduled to be completed by the end of September 2009	Liquidation scheduled to be completed by the end of December 2008
3.	Impact on TDK

This change will have a negligible impact on TDK’s consolidated results.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
October 30, 2008	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group